Exhibit 4.8

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
The following description sets forth certain material terms and provisions of Selective Insurance Group, Inc.’s (“Selective,” “we,” “us,” and “our”) securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended, as of the date of the Annual Report on Form 10-K of which this Exhibit is a part.
DESCRIPTION OF CAPITAL STOCK
The following description is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, the Amended and Restated Certificate of Incorporation of Selective (the “Certificate of Incorporation”) and the By-Laws of Selective (the “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part. The terms of these securities also may be affected by the New Jersey Business Corporation Act.
Authorized Capital Stock
We are authorized to issue a total of 365,000,000 shares of capital stock consisting of 360,000,000 shares of common stock, par value $2.00 per share, and 5,000,000 shares of preferred stock, without par value. Our common stock is listed on the NASDAQ Global Select Market under the trading symbol “SIGI.”
Common Stock
All shares of common stock have equal rights. Each outstanding share of common stock is entitled to one vote per share on all matters submitted to a vote of our stockholders, except as set forth in the Certificate of Incorporation. Holders of common stock do not have cumulative voting rights.
Subject to the preferences that may be applicable to any then outstanding shares of preferred stock, holders of common stock are entitled to receive ratably on a per share basis such dividends and other distributions in cash, stock, or property of Selective as may be declared by our Board of Directors (the “Board”) from time to time out of the legally available assets or funds of Selective. Upon our voluntary or involuntary liquidation, dissolution or winding up, holders of common stock are entitled to receive ratably all assets of Selective available for distribution to its stockholders after payment of any amounts due to creditors and any amounts due to the holders of our preferred stock.
Holders of our common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock.
Holders of our common stock will have no liability for further calls or assessments and will not be personally liable for the payment of our debts except as they may be liable by reason of their own conduct or acts.
The Board may authorize the issuance of preferred stock with voting, conversion, dividend, liquidation, and other rights that may adversely affect the rights of the holders of our common stock.
Preferred Stock
Under our Certificate of Incorporation, we are authorized to issue up to 5,000,000 shares of preferred stock, without par value, in one or more series with the designations and the relative voting, dividend, liquidation, conversion, redemption and other rights and preferences fixed by the Board. Of the 5,000,000 shares of preferred stock authorized, 300,000 shares have been designated Series A Junior Preferred Stock, without par value. The Board can issue preferred stock without any approval by our stockholders.
Certain Anti-Takeover Provisions of Our Certificate Incorporation and Bylaws
The following is a summary of certain provisions of our Certificate of Incorporation and Bylaws that may have the effect of delaying, deterring or preventing hostile takeovers or changes in control or management of Selective. Such provisions could deprive our stockholders of opportunities to realize a premium on their stock. At the same time, these provisions may have the effect of inducing any persons seeking to acquire or control us to negotiate terms acceptable to the Board.

Undesignated Preferred Stock
Our Certificate of Incorporation authorizes the Board to issue shares of preferred stock and set the voting powers, designations, preferences, and other rights related to that preferred stock without stockholder approval. Any such designation and issuance of shares of preferred stock could delay, defer or prevent any attempt to acquire or control us.
Vacancies on the Board of Directors
Our Certificate of Incorporation and our Bylaws provide that, subject to any rights of holders of our preferred stock, any vacancies in the Board for any reason will be filled only by a majority of our directors remaining in office, and directors so elected will hold office until the next election of directors. The inability of our stockholders to fill vacancies on our Board may make it more difficult to change the composition of the Board.
Removal of Directors
Our Certificate of Incorporation and Bylaws provide that a director may be removed from office by our stockholders only for cause and by the affirmative vote of the majority of the votes cast by stockholders entitled to vote for the election of directors. The vote of 66 2/3% of our outstanding voting stock is required to amend or repeal this provision.
Cumulative Voting
Our Certificate of Incorporation and Bylaws do not provide for cumulative voting. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election.
Super Majority Vote for Business Combinations
Under our Certificate of Incorporation, a merger, consolidation, sale of all or substantially all of our assets or other business combination involving an interested stockholder holding 10% or more of the voting power of our capital stock requires the affirmative vote of 66 2/3% of our outstanding voting stock unless the transaction has been approved by a majority of those members of the Board who are not affiliated with the interested stockholder or unless the interested stockholder offers a fair price and reasonably uniform terms to all other stockholders. The vote of 66 2/3% of our outstanding voting stock is required to amend or repeal this provision.
No Stockholder Action by Written Consent
Our Certificate of Incorporation and our Bylaws do not provide for action by written consent, which may require our stockholders to wait for a regularly scheduled annual meeting to change the composition of the Board.
Advance Notification of Stockholder Nominations and Proposals
Our Bylaws provide that in order for nominations of directors or other business to be properly brought before an annual meeting by our stockholders, subject to certain limited exceptions, the stockholders must give notice to us not less than 120 days nor more than 150 days prior to the anniversary of our previous annual meeting of stockholders. The notice must contain specific information regarding the nominee for director, or other business to be addressed, as well as information regarding the stockholder who is proposing the nomination.
Regulation of Insurance Company Takeovers
We own, directly or indirectly, all of the shares of stock of our insurance company subsidiaries domiciled in New Jersey, New York, and Indiana. State insurance laws require prior approval by state insurance departments of any acquisition of control of an insurance company domiciled in the state or a company that controls an insurance company domiciled in the state. For this purpose, control generally includes ownership of 10% or more of the voting securities of, or the possession of proxies representing 10% or more, of an insurance company or insurance holding company, unless the state insurance commissioner determines otherwise. As such, any purchase of 10% or more of our common stock could require approval of the insurance departments in the states mentioned above.

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